FORM 5

9 Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

9 Form 3 Holdings Reported

X Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name **and** Ticker or Trading Symbol		6. Relationship of Reporting Person(s) to Issuer
	TZF INTERNATIONAL INVESTMENTS, INC.		(Check all applicable) X_ Director _X_ 10% Owner __ Officer (give title below) Other (specify below) Chairman
(Last)(First)(Middle) CHEN, XIN	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year 12/2002	7. Individual or Joint/Group Reporting (check applicable line) _X_ Form Filed by One Reporting Person __ Form Filed by More than One Reporting Person
(Street) 1218 - 1030 W. Georgia Street Vancouver, B.C. Canada V6E 2Y3 (City)(State)(Zip)		5. If Amendment, Date of Original (Month/Year)	

	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned							
1. Title of Security (Inst. 3)	2. Transaction Date (Month/Day/ Year)	3. Transaction Code (Inst. 8)	4. Securities Acquired (A) or Disposed of (D) (Inst. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Inst. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Inst. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price			
COMMON STOCK	12/28/2000	J4 (1)*	10,000,000	A	$.50	10,000,000	D	
COMMON STOCK	4/24/2001	J4 (2)*	4,603,106	A	$.0001	0	N/A	
COMMON STOCK	7/16/2002	J4 (2)*	803,106	D	N/A	0	N/A	
COMMON STOCK	12/09/2002	J4 (2)*	3,800,000	A	N/A	3,800,000	D	
COMMON STOCK	4/05/2001	P4	500,000	A	$.001	500,000	I	500,000 shares are held by Wei Tang, Mr. Chen's spouse.

*If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts calls warrants options, convertible securities)													
1. Title of Derivative Security (Inst. 3)	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day/ Year)	4. Trans-action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Inst. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount Of Underlying Securities (Inst. 3 and 4)		8. Price of Derivative Security (Inst. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Inst. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Inst. 4)	11. Nature of Indirect Beneficial Ownership (Inst. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses: J4 [(1)]*: On December 28, 2000, the Company signed a Debt Settlement Agreement with Mr. Xin Chen. Mr. Chen agreed to take 10,000,000 common shares of the Company at a price of CAD$0.75 (US$0.50) per share to repay $5,000,000 of his loan. The 10,000,000 shares had 10,000,000 warrants attached, entitling the holder to purchase additional 10,000,000 common shares of the Company at a price of CAD$1.50 per share until December 28, 2001 and thereafter at a price of CAD$2.50 per share until December 28, 2002. The warrants have since expired. J4 [(2)]*: The 4,603,106 shares were acquired on 4/24/2001 for a price of $.0001 per share. 803,106 of these shares were susequently cancelled. On 12/09/2002, a new certificate representing 3,800,000 shares was issued.

/S/ XIN CHEN	2/11/2003
**Signature of Reporting Person	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 788ff(a).

Note: File three copies of this Form, one of which must be manually signed.
If space provided is insufficient, *see* Instruction 6 for procedure.